UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

The Pep Boys - Manny, Moe & Jack
(Name of Issuer)

COMMON STOCK
(Title of class of Securities)

713278109
(CUSIP Number)

Enter Year-End Date:  December 31, 2000
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

- - - - - - - - - - - - -
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13G-07/98)

CUSIP No. 713278109                  13G


1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Flippin, Bruce & Porter, Inc.
   54-1310469


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [__]
              (b)  [__]


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Commonwealth of Virginia


NUMBER OF  5. SOLE VOTING POWER
SHARES        1229052
BENEFICIALL6. SHARED VOTING POWER
OWNED BY      0
EACH       7. SOLE DISPOSITIVE POWER
REPORTING     1411652
PERSON     8. SHARED DISPOSITIVE POWER
WITH          0


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1411652


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              [__]


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   2.6 %


12.TYPE OF REPORTING PERSON*
   IA

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 713278109                  13G

Item 1(a). Name of Issuer:

           The Pep Boys - Manny, Moe & Jack

Item 1(b). Address of Issuer's Prinicipal Executive Offices:

           3111 W. Allegheny Ave.
           Philadelphia, PA 19132

Item 2(a). Name of Person Filing:

           Flippin, Bruce & Porter, Inc.

Item 2(b). Address of Prinicipal Business Office, or if Non, Residence:

           800 Main Street, Suite 200
           Lynchburg, VA  24505

Item 2(c). Citizenship:

           Not applicable

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           713278109

IteIf This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
   (a)[_]  Broker or dealer registered under Section 15 of the Exchange Act.
   (b)[_]  Bank as defined in Section 3(a)(6) of the Exchange Act.
   (c)[_]  Insurance company as defined in Section 3(a)(19) of the Exchange
           Act.
   (d)[_] Investment company registered under Section 8 of the Investment Company Act.
   (e)[X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
   (f)[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
   (g)[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
   (h)[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
   (i)[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
   (j)[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c) check this box.  [_]

CUSIP No. 713278109                  13G

Item 4Ownership.
   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)Amount beneficially owned:  1411652

   (b)Percent of class:   2.6%

   (c)Number of shares as to which such person has:

      (i)  Sole power to vote or to direct the vote:  1229052

      (ii) Shared power to vote or to direct the vote:  0

      (iii)Sole power to dispose or to direct the disposition of 1411652

      (iv) Shared power to dispose or to direct the disposition of: 0

Item 5Ownership of Five Percent of Less of a Class.
   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6Ownership of More Than Five Percent on Behalf of Another Person.

   Not Applicable.

Item 7Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

   Not Applicable.

Item 8Identification and Classification of Members of the Group.

   Not Applicable.

Item 9Notice of Dissolution of Group.

   Not Applicable.

Item 10. Certifications.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 713278109                  13G


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 7, 2001
                                           (Date)




                               FLIPPIN, BRUCE & PORTER, INC.
                                      John M. Flippin
                                        (Signature)

                                         President
                                        (Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or ommissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).